Filed pursuant to Rule 433
Registration No. 333-158277
April 21, 2010
Final Term Sheet
EUR 5,000,000,000 2.25% Global Bonds due 2015

Terms:

Issuer:	KfW

Guarantor:	Federal Republic of Germany

Aggregate Principal Amount:	EUR 5,000,000,000

Denomination:	EUR 1,000

Maturity:	April 10, 2015

Redemption Amount:	100%

Interest Rate:	2.25% per annum, payable annually in arrears

Date of Pricing:	April 21, 2010

Closing Date:	April 28, 2010

Interest Payment Dates:	April 10 in each year

First Interest Payment Date:	April 10, 2011 (for interest accrued from and
including April 28, 2010, to but excluding April 10, 2011)

Interest Payable on First	EUR 106,952,054.79 (for aggregate principal amount of
Interest Payment Date:	EUR 5,000,000,000)

Currency of Payments:	EUR to CBF
USD to DTC bondholder unless the bondholder elects EUR

Price to Public/Issue Price:	99.484%

Underwriting Commissions:	0.125%

Proceeds to Issuer:	99.359%

Format:	SEC registered global notes

Listing:	Frankfurt Stock Exchange (regulated market)

Business Day:	For payments in EUR: Frankfurt
For payments in USD: Frankfurt and New York

Business Day Convention:	Following, unadjusted

Day Count Fraction:	Actual/Actual ICMA

Governing Law /Jurisdiction:	German Law; District Court Frankfurt am Main

Gross-Up:	No gross-up if tax deduction or withholding is imposed

Cross-Default:	None

Clearing System:	DTC, CBF (CBL, Euroclear)

Selling Restrictions:	European Economic Area, UK, Japan, Canada, Hong Kong

ISIN:	DE000A1DAMJ6

Ratings of Issuer:	AAA by Standard & Poor’s Rating Services, Aaa by Moody’s
Investor Services Limited and AAA by Fitch Ratings
Limited.[1]

Lead Managers:	Barclays Capital
DZ BANK AG
J.P.Morgan

Senior Co-Lead Managers:	Commerzbank
DekaBank
Deutsche Bank
Landesbank Baden-Württemberg
UniCredit Bank

Co-Lead Managers:	Banca Akros SpA – Gruppo Bipiemme Banca Popolare di Milano
BofA Merrill Lynch
Crédit Agricole CIB
Danske Bank
Morgan Stanley
Société Générale Corporate & Investment Banking
The Royal Bank of Scotland
UBS Investment Bank

Stabilization Manager:	Barclays Bank PLC
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. The prospectus supplement relating to the notes is available under the following link:
http://www.sec.gov/Archives/edgar/data/821533/000119312509072075/d424b3.htm. KfW’s base prospectus relating to the notes is available through the following link: http://www.sec.gov/Archives/edgar/data/821533/000119312509072068/d424b3.htm. In addition, information relating to the recent change of KfW’s authorized representative in the United States for the purposes of the Securities Act of 1933 is available through the following link: http://www.sec.gov/Archives/edgar/data/821533/000095012310028764/f03298exv99wg.htm. Alternatively, Barclays Capital will arrange to send you the prospectus, which you may request by calling toll-free +1 (888) 227-2275, Ext. 2663.

[1]	A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.